

07002542

...D STATES
...CHANGE COMMISSION
...n, D.C. 20549

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...DITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Universal Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Office Park, Street #1, Lot #10
(No. and Street)

Guaynabo — Puerto Rico — 00922
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Carlos Benitez — (787) 706-7339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Torre Chardon, 350 Chardon Ave, Suite 700, San Juan, PR 00918-2140
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APF: 16690

OATH OR AFFIRMATION

I, Jose C. Benitez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Universal Financial Services, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHERINE PIMENTEL RUIZ
IUSTITIA NEMINI NEGANDA EST
ABOGADA-NOTARIO

Signature

Executive Representative, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Universal Financial Services, Inc.

(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2006, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Universal Financial Services, Inc.:

We have audited the following financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Financial Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Universal Financial Services, Inc. as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2007

Stamp No. 2194053
affixed to original.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CASH	$ 38,276
PREPAID EXPENSES	2,556
TOTAL	$ 40,832

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 6,713
Accrued expenses	5,750
Total liabilities	12,463
STOCKHOLDER'S EQUITY:	
Common stock	100,000
Accumulated deficit	(71,631)
Total stockholder's equity	28,369
TOTAL	$ 40,832

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

EXPENSES:	
Administrative service fees	$ 10,800
Audit expense	5,750
Professional fees	4,240
Lease expense	2,051
Insurance expense	3,546
Other	40
Total expenses	26,427
NET LOSS	$ 26,427

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Accumulated Deficit	Total
BALANCE—December 31, 2005	$ 100,000	$ (45,204)	$54,796
NET LOSS	-	(26,427)	(26,427)
BALANCE—December 31, 2006	$ 100,000	$ (71,631)	$28,369

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (26,427)
Reconciliation of net loss to net cash used in operating activities:	
Increase in:	
Prepaid expenses	(370)
Payable to affiliates	3,500
Accrued expenses	2,250
Net cash used in operating activities	(21,047)
NET DECREASE IN CASH	(21,047)
CASH—Beginning of year	59,323
CASH—End of year	$ 38,276

See notes to financial statements.

1. REPORTING ENTITY

Universal Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Universal Group, Inc. The Company was created for the purpose of distributing variable life and variable annuities to other broker-dealers. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. As of December 31, 2006, the distribution of variable life and variable annuities has not yet commenced.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(2)(ii) of the reserve requirement under Securities and Exchange Commission ("SEC") Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses—The Company will earn revenue by retaining fees for the sale of variable life and variable annuity products. Commission expenses will be recognized on a trade date basis. Fees will be recognized as earned and are calculated from the asset value of the underlying insurance products. Administrative expenses are recognized as incurred.

Deferred Income Taxes—Deferred income taxes are provided for the tax effect of temporary differences computed using the asset and liability method, as required by Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets, including benefits for net operating loss carryforwards, are evaluated based on the guidelines of SFAS No. 109 for realization and may be reduced by a valuation allowance.

Commitments—At December 31, 2006, the Company has obligations under a non cancelable office space lease with an affiliate and under a management services agreement with an affiliate. These agreements require aggregate payments as follows:

Year Ending December 31	Amount
2007	$ 12,851
2008	12,851
2009	12,851
2010	12,851
Total	$ 51,404

The rent expense for the year was $2,051.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2006, the Company's net capital, as defined, of $25,813 was $813 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .48 to 1.

4. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition as of December 31, 2006 includes $6,713 in amounts due to affiliated entities. In addition, during the year ended December 31, 2006, the Company was allocated expenses from affiliates for lease fees amounting to $2,051 and administrative service fees amounting to $10,800.

* * * * * *

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

Computation of Net Capital

Total stockholder's equity from *Statement of Financial Condition*		$ 28,369
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		28,369
Add: Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		28,369
Deductions and/or charges:		
Total nonallowable assets	$ 2,556	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	-	2,556
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		25,813
Haircuts on securities:		
Contractual commitments	-	
Subordinated debt	-	
Exempt investment securities	-	
Debt securities	-	
Other securities	-	
Undue concentration	-	
Other	-	-
Net capital		$ 25,813

Computation of Basic Net Capital Requirement

Minimum net capital required *(based on aggregate indebtedness) (15 to 1 ratio)*	$ 831
Minimum dollar requirement	$ 25,000
Net capital requirement (greater of two amounts above)	$ 25,000
Net capital	$ 25,813
Excess net capital	$ 813
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 24,567

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 12,463
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 12,463
Ratio: Aggregate indebtedness to net capital	48%

Note: No material difference exists between the Computation of Net Capital above and the corresponding schedules in the Company's unaudited December 31, 2006, Form X-17A-5, Part II-A filing, as amended.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 21, 2007

To the Board of Directors and Shareholder
of Universal Financial Services, Inc.:

In planning and performing our audit of the financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., for the year ended December 31, 2006 (on which we have issued our report dated February 21, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2194054
affixed to original.

END